Exhibit 23.3

Consent of Independent Actuary

The Tillinghast business of Towers, Perrin, Forster & Crosby, Inc. consents to the (i) references to it (as the ‘‘Consulting Actuary’’) in relation to the actuarial services described, (ii) reference to it under the caption ‘‘Experts’’ and (iii) use of the opinion of Robert F. Conger, a consulting actuary associated with the Tillinghast business of Towers, Perrin, Forster & Crosby, Inc., dated October 26, 2006, in each case, in this Amendment No. 2 to the Registration Statement (Form S-1) and related Prospectus, filed with the Securities and Exchange Commission, of EIG Mutual Holding Company for the registration of shares of its common stock.

The Tillinghast business of Towers, Perrin, Forster & Crosby, Inc.

January 28, 2007

/s/ Robert F. Conger